UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: August 23, 2023

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

On August 23, 2023, Navios Maritime Partners L.P. (the “Company”) issued a press release reporting its Financial Results for the Second Quarter and Six Months Ended June 30, 2023. Subsequent to the issuance of the press release, the Company discovered additional words inadvertently included in the press release. Accordingly, the Company is hereby announcing the correction of such disclosure in the bulleted information at the beginning of the release to delete the word “million” after the dollar figures in Earnings per common unit for Q2 and H1 2023.

The news release is hereby corrected as follows:

Release Subject to Correction:

https://ir.navios-mlp.com/news-releases/news-release-details/navios-maritime-partners-lp-reports-financial-results-second-14

Original Press Release

•	Earnings per common unit:

•	$3.65 million for Q2 2023

•	$6.87 million for H1 2023

Correction

•	Earnings per common unit:

•	$3.65 for Q2 2023

•	$6.87 for H1 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: August 23, 2023